

RIZOME Giant Bamboo Value Chain #2 ~ Photo Essay



Table of Content

1) Nurseries

- 130,000 plants launched and grown in 7 nurseries
- One Tree Planted support to launch and plant 100,000 plants in 2020 planting season

"Mission Accomplished" = 100,000 2020 planting campaign objective met:

• Buktamaco	20,000	> Buktamaco planting (Phase 2, 3)
• Estrada Nursery	10,000	> Buktamaco planting (Phase 3)
• Germinants	5,200	> Buktamaco (Phase 1)
	10,000	> Bukda (Phase 1, 2)
	10,000	> Damulog (Phase 1)
	3,750	> Bethel Baptist
	25,000	> Misamis Oriental
	15,000	> Luzon
• MJJ / Bob T	2,500	> Foundation Archdiocese
		101,450 plants assigned, in process and/or planted

2) 2020 Planting Campaign ~ Fundamentals

2020: Year of Planting Pilots

- 1st IP pilot (Buktamaco) > phase 0, phase 1, phase 2, phase 3
- 2st IP pilot (Bukda) > Phase 1, Phase 2, phase 3
- 1st community pilot (Damulog) > Phase 1, Phase 2
- 1st faith-based organization pilot (Bethel Baptist Church) > Phase 1
- 2nd faith based organization pilot (Foundation Archdiocese) > Phase 1
- 1st provincial government pilot (Misamis Oriental) > Phase 1
- 1st Government request pilot (Mindanao DA > Luzon) > Phase 1
- 1st Farmer Association pilot (Imbayao)
- 2nd Community pilot (Lanao de Norte)

1st IP Pilot ~ Buktamaco ~ Summary

Campaign fundamentals

- Phase 0: 200 plants
- Phase 1: 5000 plants
- Phase 2: 15000 plants
- Phase 3: 7500 plants

- **Innovated with use of Satellite Imagery**
- Geo-tagged
- Conflict management with squatters required
- 4 distinct areas planted (= 4 RFIDs)


Lapu-Lapu
Bohol
Negros
Surigao
Tagbilaran
Dumaguete
Butuan
Cagayan de Oro
Mindanao
Iligan
Ozamiz
Hinatuan
Bislig
AH26
Pagadian
Tagum
Davao
Cotabato
Zamboanga
Isabela
Island Garden City of Samal
Mati
Koronadal
General Santos
Glan

Documents
- MOA
- CADT
- Nursery QC
- Satellite Imagery
- GeoTag map


INDICATIVE MAP
LOCATION MAP
Legend


BUKTAMACO
Bukidnon Tagoloanon Mulahay Ha Kabulakalagan Agriculture Cooperative
Resolution No. 26-10-20


Giant Bamboo (Dendrocalamus asper) Planting Contract


GERMINANTS FARM
San Jose, Malaybalay City
MYRNA S. DECIPULO – Prop.
Vat Exempt Reg. TIN 101–180–720–000
Nursery Quality Control for Bamboo Ecologic Corporation
Date of Quality Control Event : September 10, 2020
Name of Nursery: Germinants Farm
Name of Planter: BUKTAMACO C/O Burt Estrada for Phase
Quantity to be picked up: 5,200 pcs
Quantity picked up confirmed: 5,200 pcs
GERMINANTS FARM
San Jose, Malaybalay City
MYRNA S. DECIPULO – Prop.
Vat Exempt Reg. TIN 101–180–720–000
Nursery Quality Control for Bamboo Ecologic Corporation

1st IP Pilot ~ Buktamaco


BUKIDNON TAGOLOANON TRIBE
BUKTAMACO
PGB-GAD Livelihood Project for IPs
"Hulabunga hu kabukalagan hi Datu Mansikiabo daw Datu Mampaalong."









1st IP Pilot ~ Buktamaco









2nd IP Pilot ~ Bukda ~ Summary & key documents

Campaign fundamentals

- Phase 0: 200 plants
- Phase 1: 4800 plants
- Phase 2: 5000 plants
- (Phase 3: 10,000 plants)

- **11,000 ha** ancestral domain
- Innovated in use of Legal strategy to formalize its CADT for carbon offsets
- **Key feature: Disaster Risk Management / watershed**
- (will be) Geo-tagged
- 6 different planting groups within ancestral domain



Dumaguete
Cagayan de Oro
Iligan City
Malaybalay
Valencia City
Butuan City
Pagadian City
Marawi City
Tagum
Davao City
Cotabato City
Digos City
Google



BUKIDNON-UMAYAMNON TRIBE KAPU-UNAN TO MGA DATU
Bukidnon-Umayamnon Tribe Ancestral Domain
Contact Addresses: 42 Perino St., Sumpong, Malaybalay City – 8700
(Bai Marcosa Yongco's Residence, Townsite, Cabanglasan, Bukidnon)
Email Address: perjemu@gmail.com

NOW THEREFORE, BE IT RESOLVED, as it is hereby resolved, that the BUKDA will request the Bamboo Ecological Corporation (BEC) for financial assistance in its livelihood project that includes Giant Bamboo Plantation establishment along the Riparian Zones of Pulangi River and its river tributaries.

FURTHERMORE, BE IT RESOLVED, that BUKDA sends this request to the BEC for its approval and/or appropriate action and to the NCIP and the DENR for their records and reference.

BUKDA, Sumpong, Malaybalay City, Bukidnon on 21 August 2020.

Certified true and correct:

Bai Judith P. Llerin
BUKDA Secretary

Attested by:

Jemuel M. Perino
BUKDA Chairman

AUG 24 2020

Subscribed and sworn to, before me this 21 day of August 2020, at Malaybalay City, Bukidnon.

Doc. No. 439
Page No. 99
Book No. 1024
Series of 2020

C. ROSOS, JR.
NOTARY PUBLIC
ISSUED AT MALAYBALAY CITY



BUKIDNON-UMAYAMNON TRIBE KAPU-UNAN TO MGA DATU
Bukidnon-Umayamnon Tribe Ancestral Domain
Contact Addresses: 42 Perino St., Sumpong, Malaybalay City – 8700
(Bai Marcosa Yongco's Residence, Townsite, Cabanglasan, Bukidnon)
Email Address: perjemu@gmail.com

"Excerpts of the BUKDA Meeting on 21 August 2020 at Sumpong, Malaybalay City, Bukidnon"

BUKDA RESOLUTION NO. 02-2020

"Requesting Bamboo Ecological Corporation (BEC) for livelihood financial and technical assistance in the establishment of Giant Bamboo Plantation along the Riparian Zones within the Bukidnon Umayamnon Tribe Ancestral Domain"

BUKDA Meeting: 21 August 2020
Sumpong, Malaybalay City, Bukidnon

Attendance:
Present:
1. Sangku-an (Jemuel Perino)—Presiding Officer
2. Datu Laaw (Fernando Damaso)
3. Datu Pantaron (Danso Alaki)
4. Bas Dawin Dum-ogan
5. Bai Judith Lleris
6. Bai Marcosa Yongco
7. Datu Pasad (Arturo Ampoeda)
8. Datu Alvaro Salabag, Jr.
9. Datu Ma-insa (Julieto Luminig)
10. Datu Mahagtong (Rodolfo Litohon)
11. Bai Carmen Liaban/Juboy Liaban

Absent:
12. Datu Man-Ablihan (Roger Linggay)
13. Datu Dayanag (Saturnino Hagilay)
14. Bai Pricilla Dum-ogan

—— 0 ——

WHEREAS, the Bukidnon Umayamnon Tribe is the recognized owner of the Ancestral Domain, by virtue of a Native Title, as shown by the Certificate of Ancestral Domain Claim (CADC) No. 081 issued in 1997 by the Department of Environment and Natural Resources (DENR), and the Certificate of Ancestral Domain Title (CADT) No. R10-CAB-0709-124 issued by the NCIP in 2009, consisting of 8,106 hectares, more or less;

WHEREAS, the Ancestral Domain of the Bukidnon Umayamnon Tribe covers portions of Malaybalay City and Cabanglasan, Bukidnon, and its Council of Elders (COE) is called the Bukidnon Umayamnon Tribe Kapu-unan To Mga Datu (BUKDA);

WHEREAS, the BUKDA has been preserving and protecting the natural resources within its Ancestral Domain, and has been rehabilitating the riverbanks to improve the quality of ecosystem services using Bamboo along the Riparian Zones of Pulangi River and its river tributaries (as per Annex "A");

WHEREAS, the BUKDA Chairman Datu Sangku-an (Jemuel M. Perino) has been aware of the existence of the Bamboo Ecological Corporation (BEC), which has been establishing Giant Bamboo Plantations (*Dendrocalamus asper*); and

WHEREAS, upon discussion with the Council of Elders by the BUKDA Chairman, the Council of Elders expresses interest to establish Giant Bamboo Plantation within its Ancestral Domain and would like to further explore the potentials of livelihood partnership with the BEC.



REPUBLIC OF THE PHILIPPINES
OFFICE OF THE PRESIDENT
NATIONAL COMMISSION ON INDIGENOUS PEOPLES
KATIBAYAN
KATUTUBONG BUKIDNON-UMAYAMNON



MEMORANDUM OF AGREEMENT
KASABUTAN

KNOW ALL MEN BY THESE PRESENT:
ALANG SA KASAYURAN SA TANAN:

This Memorandum of Agreement (MOA) is made and entered into this 7th day of December 2020 in City of Malaybalay, Province of Bukidnon, Philippines, by and among:

Kini nga Kasabutan gihimo nining petsa 7, bulan sa Desembre, tuig 2020 dinhi sa syudad sa Malaybalay, Bukidnon, tali sa mga mosunod:

The **BUKIDNON UMAYAMNON TRIBE KAPU-UNAN TO MGA DATU (BUKDA)** of Malaybalay City, Bukidnon, represented herein by its duly authorized representative in accordance with the customs and traditions of the community, **DATU SANGKU-AN (JEMUEL PERINO)**, hereinafter referred to as the "FIRST PARTY";

Bukidnon Umayamnon Tribe Kapu-unan To Mga Datu (BUKDA) sa syudad sa Malaybalay, Bukidnon, girepresentahan sa iyang usa ka hinatagan ug katungod, pinasubay sa batasan ug kinaiya sa mga Tumindok nga Bukidnon Umayamnon, ***Datu Sangku-an Jemuel M. Perino (Datu Sangku-an)****, ug dinhi pagatawagon nga "UNANG PARTIDO";*

-and-
-ug-

The **BAMBOO ECOLOGIC CORPORATION (BEC)**, a P… Buyer, with office address at 9030 58th Drive East, Suite 102, Brad… represented by its authorized representative, **RUSSELL SMITH**, he… "SECOND PARTY";

BAMBOO ECOLOGIC CORPORATION (BEC)*, usa ka … nga ang iyang buhatan anaa nahimutang sa 9030 58th … Brandenton, Florida, USA, nga dinhi girepresentahan sa … representante,* ***RUSSELL SMITH****, ug dinhi pagatawag…* ***PARTIDO****".*

WITNESSETH, THAT:
NAGPAMATUOD NGA:

WHEREAS, the FIRST PARTY is the recognized owner, by … shown by the Certificate of Ancestral Domain Claim (CADC) No. … Department of Environment and Natural Resources (DENR), and … Domain Title (CADT) No. R10-CAB-0709-124 issued by the NCIP … hectares, more or less, which is attached hereto as Annex "1";



GERMINANTS FARM
San Jose, Malaybalay City
MYRNA S. DECIPULO – Prop.
Vat Exempt Reg. TIN 101–180–720–000

Nursery Quality Control for Bamboo Ecologic Corporation
Date of Quality Control Event : 17 December 2020
Name of Nursery: Germinants Farm
Name of Planter: BUKDA C/O Datu Jem
Quantity to be picked up: 10,000 pcs
Quantity picked up confirmed: 2,400 pcs as

GERMINANTS FARM
San Jose, Malaybalay City
MYRNA S. DECIPULO – Prop.
Vat Exempt Reg. TIN 101–180–720–000

Nursery Quality Control for Bamboo Ecologic Corporation
Date of Quality Control Event : 24 December 2020
Name of Nursery: Germinants Farm
Name of Planter: BUKDA C/O Datu Jem
Quantity to be picked up: 10,000 pcs
Quantity picked up confirmed: 2,400 pcs as of 24 December 2020



IN WITNESS WHEREOF, the PARTIES have hereunto set their hands this …
BUKIDNON UMAYAMNON TRIBAL COMMUNITY
FIRST PARTY
BY:
DATU SANGKU-AN (JEMUEL M. PERINO)
BUKDA CHAIRMAN
SIGNED IN THE PRESENCE OF:
BAMBOO ECOLOGIC CORPORATION
SECOND PARTY
BY:
RUSSELL SMITH
BEC REPRESENTATIVE
SIGNED IN THE PRESENCE OF:

Documents

- CADT
- Council of Elders
- MOA
- Nursery QC
- Planting QC
- Satellite Imagery

2nd IP Pilot ~ Bukda Planting locations ~ Use of Satellite Imagery



Legend: Area, hectares
5.1300 - 21.8880
21.8880 - 38.6460
38.6460 - 55.4040
55.4040 - 72.1620
72.1620 - 88.9200
© BEC/EPO 2020
0
3
km



Annex "A"
Bgy Indalasa, Malaybalay City
Sitio Pinangampu-an, Bgy Indalasa, Malaybalay City
Sitio Nalomosan, Bgy Sila-e, Malaybalay City
Sitio Mainaga, Bgy Iba, Cabanglasan
Sitio Maraguing, Bgy Iba Cabanglasan
Pulangi River
Poblacion, Bgy Iba
Sitio Mansipit,



SEARCH AREA FOR BAMBOO PLANTATION SITES WITHIN BUHITA AREA (CADT 110)
Busdi Peak
8°16' 54.33"N
125°14' 24.19"E
Kulaman
8°14' 22.98"N
125°15' 48.62"E
Pulangi River
Sila-e Peak
8°10' 6.60"N
125°14' 42.19"E
Mapolo
8°11' 11.31"N
125°16' 39.79"E
8°12' 49.55"N
8°10' 21.24"N
125°16' 42.16"E
PREPARED BY:
DATU SANGKU-AN (JEMUEL PERINO)
SEARCH AREA FOR BAMBOO PLANTATION SITES WITHIN BUKDA AREA (CADT 124)
8°12' 12.56"N
125°21' 4.13"E
Pt.4
8°12' 0.20"N
125°21' 58.21"E
Pt.5
Pt.3
8°10' 39.18"N
125°18' 59.68"E
Pt.8
8°8' 24.38"N
125°17' 36.58"E
Pt.2
8°10' 7.05"N
125°20' 5.76"E
Pt.6
8°7' 59.33"N
125°22' 52.24"E
Pulangi River
8°3' 34.20"N
125°23' 47.10"E
Pt.7
Pt.1
8°2' 38.91"N
125°19' 8.79"E
PREPARED BY:
DATU SANGKU-AN (JEMUEL PERINO)



8.203488889, 125.3511472
8.200055556, 125.3661694
Mapola
8.17755, 125.3165778
8.168625, 125.3349333
8.140105556, 125.2934944
8.133147222, 125.3811778
Mindanao
Cabanglasan
8.0595, 125.3964167
8.044141667, 125.3191083

2nd IP Pilot ~ **Bukda access to BEC-funded IP Legal Hub**

to render Indigenous Populations' Certificates of Ancestral Domain Titles eligible for carbon offsets



Legal Discussion
Conduct of legal and technical discussion with Council of Elders









NET MEETING
Zoom meeting with Bamboo Ecologic Corporation key personnel

2nd IP Pilot ~ Bukda









2nd IP Pilot ~ Bukda









1st Community pilot ~ Damulog ~ Summary


Tagbilaran
Dumaguete
Butuan
Cagayan de Oro
Mindanao
Hinatuan
Iligan
Ozamiz
Bislig
Pagadian
AH26
Tagum
Davao
Cotabato
Island Garden City of Samal
Mati
Koronadal
General Santos
Glan
Google


Giant Bamboo (Dendrocalamus asper) Planting Contract



BUKIDNON INTEGRATED SERVICES ASSISTANCE PROGRAM, Inc. (BISAP)
Rizal Street, Poblacion, Damulog, Bukidnon
SEC Reg. No.: CN 92-000059
TIN: 002-918-191

14 August 2020

Dear Mym,

I am very pleased that we can help search for farmers who want to plant bamboo for the carbon sequestration project. 1) But I wonder if some of the priority cooperators we want to target can be included. 2) What are the terms and conditions to be accepted into the progra

On #1.

- BISAP wants to protect the watershed areas of water systems built by a Korean NGO thru our intervention. There are seven sites we have identified with one-a-half hectares each. (2,100 culms)
- We want to protect Turonan Creek which is the boundary between Bukidnon and North Cotabato. (1,900)
- If the lands are untitled or the villagers have no legal papers, I hope that a community resolution to protect the bamboo groves protecting the creeks banks and the watersheds will be sufficient for these communities to receive free seedling to plant on these climatically vulnerable areas.





GERMINANTS FARM
San Jose, Malaybalay City
MYRNA S. DECIPULO – Prop.
Vat Exempt Reg. TIN 101–180–720–000

Nursery Quality Control for Bamboo Ecologic Corporation
Date of Quality Control Event : December 11, 2020
Name of Nursery: Germinants Farm
Name of Planter: BISAP of Damulog C/O Romy Tiongco for
Quantity to be picked up: 5,000 pcs
Quantity picked up confirmed: 5,000 pcs
QC visual confirmation of plants at time of shipment

GERMINANTS FARM
San Jose, Malaybalay City
MYRNA S. DECIPULO – Prop.
Vat Exempt Reg. TIN 101–180–720–000

Nursery Quality Control for Bamboo Ecologic Corporation
Date of Quality Control Event:
Name of Nursery: Germinants Farm
Name of Planter: BISAP of Damulog C/O Romy Tiongco for Phase 2

Campaign fundamentals

- Phase 1: 5000 plants
- Phase 2: 5000 plants

- Community-orchestration by local impact NGO (BISAP)
- (will be) Geo-tagged
- 5 distinct areas planted (= 5 RFIDs)

Documents

- MOA
- Nursery QC
- Planting QC

1st Community pilot ~ Damulog







1st Community pilot ~ Damulog









1st Faith Based organization pilot ~ Bethel Baptist Church ~ Summary

Campaign fundamentals

- Phase 1: 3750 plants
- Land identification, long term commitment, documentation by Church
- (will be) Geo-tagged
- 2 distinct areas planted (= 2 RFIDs)



Lapu-Lapu
Bohol
Negros
Tagbilaran
Surigao
Dumaguete
Butuan
Cagayan de Oro
Mindanao
Iligan
Ozamiz
AH26
Hinatuan
Bislig
Pagadian
Tagum
Davao
Cotabato
Zamboanga
Isabela
Island Garden City of Samal
Mati
Koronadal
General Santos
Glan

Documents

- MOA
- Titles of 2 lands
- Nursery QC
- Planting QC



BETHEL BAPTIST CHURCH OF MALAYBALAY CITY, INCORPORATED
Malaybalay City
Bukidnon

EXCERPTS FROM THE MINUTES OF JOINT SPECIAL MEETING OF THE BOARD OF DEACONS AND SCHOOL BOARD OF BETHEL BAPTIST CHURCH OF MALAYBALAY CITY, INCORPORATED (BBCMCI) ON NOVEMBER 22, 2020 IN THE MORNING.

Present:
1. Pastor Benito D. Rebaya
2. Manny James A. Cudal II
3. Emory E. Saldivar
4. Romeo K. Mina
5. Eugenio M. Cabuan
6. Johnny L. Mancawan
7. Myrna Decipulo

RESOLUTION NO. 02-2020

RESOLUTION AUTHORIZING THE CHAIRMAN OF THE SCHOOL BOARD OF BETHEL BAPTIST CHRISTIAN ACADEMY (BBCA) MANNY JAMES A. CUDAL II AND THE CHAIRMAN BOARD OF DEACONS OF BETHEL BAPTIST CHURCH (BBC) EMORY E. SALDIVAR TO SIGN THE GIANT BAMBOO PLANTING CONTRACT.

WHEREAS, the Bamboo Ecologic Corporation (BEC) has a program on Bamboo Production Plantation Establishment Project as part of their carbon offset program.

WHEREAS, the Bethel Baptist Church (BBC) upon knowing of the said project has desired to avail of the said Bamboo production plantation establishment using the church lot located at Lunocan, Miglamin, Malaybalay City.

WHEREAS, one of the requirement to avail of the said project is a contract by and between the Bamboo Ecologic Corporation and the Bethel Baptist Church.

WHEREFORE, on motion of Romeo K. Mina duly seconded by Eugenio M. Cabuan and unanimously approved by all members present, be it:

RESOLVED, as it is hereby resolved, TO AUTHORIZE THE CHAIRMAN OF THE SCHOOL BOARD OF BETHEL BAPTIST CHRISTIAN ACADEMY (BBCA) MANNY JAMES A. CUDAL II AND THE CHAIRMAN BOARD OF DEACONS OF BETHEL BAPTIST CHURCH (BBC) EMORY E. SALDIVAR TO SIGN THE GIANT BAMBOO PLANTING CONTRACT.





Giant Bamboo (*Dendrocalamus asper*) Planting Contract

This contract is entered into between Bamboo Ecologic Corporation (BEC) represented by Russell Smith as the Buyer and Bethel Baptist Church (BBC) of Malaybalay City, Incorporated, represented by Manny James A. Cudal II and operating at Malaybalay, Mindanao, Philippines as the Planter.

Both parties hereby agree as follows:

1. BBC, the Planter, and BEC, the Buyer, agree to execute a 2020 planting campaign on two titled land, of approximately 15 hectares located at Lunocan, Miglamin, Malaybalay City.
2. The Buyer agrees to provide 3,750 plants of Dendrocalamus Asper (a.k.a. "Giant Bamboo") grown and dispatched by Germinant Farms, Malaybalay, Bukidnon.
3. The Planter will be responsible for the cost of loading plants from Germinant Farms' nurseries, transporting to Damulog, and unloading at planting sites.
4. The Planter will be responsible for 20% the cost of planting, both materials and labor, BEC will be responsible for 80% of the cost of planting, consisting of a) the plant and b) a per plant fee of 34 PHP for land prep and planting; and then the planter will be responsible for and obligated to perform maintenance of the plants for two years following planting, estimated to cost approximately $0.50 per plant for maintenance material and labor.
5. The Planter will be responsible to meet any obligations by the government of the Philippines, through DENR, related to reporting or getting permits to execute planting activities.
6. The Planter will be community or appl
7. The Planter and th eligible to participa carbon auditors, th

Bamboo Ecologic Corporation
Signature
Russell Smith, President
Date: 18 November 2020

Signed by
Signature
Manny James A. Cudal II
Chairman, Board of Trustees
Bethel Baptist Christian Academy
Date 24 November 2020

Signed by
Signature
Emory E. Saldivar
Chairman, Board of Deacons
Bethel Baptist Church
Date 24 November 2020



Transfer Certificate of Title



Transfer Certificate of Title



GERMINANTS FARM
San Jose, Malaybalay City
MYRNA S. DECIPULO – Prop.
Vat Exempt Reg. TIN 101–180–720–000

Nursery Quality Control for Bamboo Ecologic Corporation
Date of Quality Control Event : 21 December 2020
Name of Nursery: Germinants Farm
Name of Planter: BBC C/O Manny Cudal
Quantity to be picked up: 3,750 pcs
Quantity picked up confirmed: 3,750 pcs

1st Faith Based organization pilot ~ Bethel Baptist Church













2nd Faith-Based organization pilot ~ Foundation of the Archdioceses ~ Summary

Campaign fundamentals

- Phase 1: 2500 plants
- (Phase 2: 17500 plants – 2021)

- Parish orchestration by Foundation of the Archdiocese
- Grassroot lobbying required to motivate Parish Priests to support
- (will be) Geo-tagged
- Key attribute: multiple small land parcels (1.4 ha)

BAMBOO ECOLOGIC

5206 Paylor Lane, Bradenton, FL 34240 USA
1-877-566-6867 info@bambooecologic.com

Deed of Donation
Bamboo Ecologic Corporation
November 18, 2020

Attention:
Abp. Antonio J. Ledesma,
President, Birhen sa Kota Fdn.,
Cathedral Compound, Gaston Park, Cagayan de Oro City,
Misamis Oriental, Philippines.

Dear Sir,

Bamboo Ecologic Corporation (BEC) is engaged in a large scale reforestation campaign with "Giant Bamboo" (Dendrocalamus asper) in Mindanao. We understand that the Catholic Church, through its parishes, owns land in various parts of the island of Mindanao and we would welcome an opportunity to collaborate with you for the purpose of achieving environmental benefits that stem from carbon sequestration, soil erosion protection and risk mitigation against flooding and droughts.

BEC is prepared to donate up to 25,000 Giant Bamboo plants, to be planted during the 2021 planting season. We understand it will take some time for you to raise counterpart funding for logistics, distribution and planting labor, thus a proposed calendar that starts now and stretches to December 31, 2021.

We believe there is still time to take advantage of this year (2020)'s la Nina phenomenon and that it may still rain for several weeks, therefore if at all possible, we would welcome a chance to see even a small part of this 25,000 plant donation planted during this current rainy season. At a rate of 250 Giant Bamboo clumps planted per hectare, this would mean an effort to line up 2 parishes with 4 hectares each, meaning a level of effort to organize a small pilot of 2,000 plants for planting in December 2020.

For our part, we aim to concretize a vision to have the world of carbon financing facilitate a large scale multi-year planting campaign, and for this reason we are motivated to support planting, primarily on land that is titled with clear land ownership documentation. We understand that this may not be possible all the time, but it would be our strong preference as it would allow us to incorporate these plants into our carbon offset program, which in turn will generate carbon offset revenue to pay for continued nursery development work and planting efforts.

Join the green building revolution

BAMBOO ECOLOGIC

5206 Paylor Lane, Bradenton, FL 34240 USA
1-877-566-6867 info@bambooecologic.com

Thank you for considering this donation and for any feedback on your interest and ability to execute a small initial 2020 pilot and a 2021 larger scale outreach to your parishes.

Regards,

Russell Smith
President

CC. BEC Board of Directors

1st Province level campaign pilot ~ Misamis Oriental ~ Summary

Campaign fundamentals

- Phase 1: 25000 plants
- Governor-level initiative
- Focus on watershed protection
- Coordination by Provincial Horticulturis
- (will be) Geo-tagged


Davao

This contract is entered into between Bamboo Ecologic Corporation (BEC) represented by Russell Smith as the Buyer and the Provincial Government of Misamis Oriental, represented by Governor Yevgeny Vincente B. Emano and executing the planting campaign in multiple locations in the province, namely along riverbanks and Ancestral domain areas of IP partners in Gingoog, Claveria, Medina, Lagonglong, Balingasag, and Balinguan and around Mount Balatucan watershed areas including IP areas in Opol, Alubijid and Manticao, as the Planter.

Both parties hereby agree as follows:

1. The Planter and the Buyer, agree to execute a 2020 planting campaign of 25,000 plants, distributed as the Planter sees fit, amongst the above-mentioned communities.
2. The Buyer agrees to provide 25,000 plants of Dendrocalamus Asper (a.k.a. "Giant Bamboo") grown and dispatched by Germinant Farms, Malaybalay, Bukidnon.
3. The Planter will be responsible for the cost of loading plants from Germinant Farms' nurseries, transporting to various locations in Misamis Oriental, and unloading at planting sites.

1st National Government level campaign pilot ~ Luzon ~ Summary

Campaign fundamentals

- Phase 1: 15000 plants
- Initiated by Mindanao Dept Agriculture
- Focus on post hurricane disaster risk management
- Transport plants to Luzon


Manila
Philippines
Davao

2nd Community pilot ~ Lanao del Norte ~ Summary

Campaign fundamentals

- Phase 1: 5000 plants
- Community-orchestration by local impact NGO
- (will be) Geo-tagged


Negros
Cagayan de Oro
Davao
Zamboanga
General Santos

1st University Pilot ~ USTP

Campaign fundamentals

- (Phase 1: 250 plants)
- Long term research focus to measure harvested vs not harvested biomass
- (will be) Geo-tagged
- 1 distinct areas planted (= 1 RFID)

1st Farmer Association ~ Imbayao

Campaign fundamentals

- (Phase 1: 5000 plants)
- Coordination by Farmer Association
- 114 Hectares identified
- 31 farmers
- (will be) Geo-tagged
- 31 distinct areas planted (= 31 RFIDs)


Bohol
Negros
Tagbilaran
Surigao
Dumaguete
Butuan
Cagayan de Oro
Mindanao
Ozamiz
Iligan
AH26
Pagadian
Tagum
Cotabato
Davao
Zamboanga
Koronadal
General Santos



REPUBLIC OF THE PHILIPPINES
DEPARTMENT OF LABOR & EMPLOYMENT
REGIONAL OFFICE NO. 10
CAGAYAN DE ORO CITY

REGISTRATION CERTIFICATE NO. BUK-PO-07-754-11

KNOW ALL MEN BY THESE PRESENTS:

BY VIRTUE of the provisions of the Labor Code, as amended, and its Implementing Rules.

IMBAYAO CBFM FARMERS ASSOCIA[illegible]
Imbayao, Malaybalay City

has this day been registered as and conferred with the all rights a[illegible] a legitimate worker's association established for the mutual aid a[illegible] its members. It shall promote the moral, social and economic [illegible] members and shall have the right to represent them in acco[illegible] constitution and by-laws and for purpose not contrary to law.

This certificate of registration shall subsist unless cancel[illegible] provided for in the Labor Code and its implementing rules and [illegible] be subject to compliance by said workers' association with a[illegible] and regulations relating to workers' associations.

IN WITNESS WHEREOF, we have hereunto affixed o[illegible] the seal of Regional Office No. 10 at Cagayan de Oro City, P[illegible] day of July 2011.

Recommending Approval:

ENGR.SATURNINO B.ESCOBIDO
Provincial Head
Bukidnon Provincial Office

Approved by:

ATTY. ALAN M. MA[illegible]
Regional Director

Not valid without seal



Imbayao CBFM Farmers Association

Imbayao, Malaybalay City, Bukidnon, 8700 Philippines

List of Interested Farmers

	Name		Area(Hectares)
1.	Estelito Torrejos	-	5
2.	Paquito Salceda	-	5
3.	Bencio Villarosa	-	2.5
4.	Neldo Abello	-	5
5.	Wildie Sigay	-	5
6.	Gina Tic Tic	-	5
7.	Edwin Catalla	-	2
8.	Luis Gumahad	-	2
9.	Emerito Talason,Jr.	-	1
10.	Babie Harapan	-	5
11.	Natividad Gumahad	-	2.5
12.	Derie Bonye	-	2.5
13.	Uliano Sigay	-	5
14.	Gomer Lindongan	-	5
15.	Alijandro Avensa	-	2.5
16.	Isidro Sigay	-	2.5
17.	Wenlove Sigay	-	2.5
18.	Alexan Caballero	-	2.5
19.	Pablo Layan	-	0.5
20.	Mirna Apilar	-	2.5
21.	Ben Maputi	-	5
22.	Aries Maputi	-	5
23.	Jeffry Mahinay	-	1.5
24.	Kim Mahinay	-	1.5
25.	Richard Mahinay	-	1.5
26.	Paquito Sigay	-	1.5
27.	Elmer Gunayan	-	2.5
28.	Leonora Bantinay	-	5
29.	Madelline Nato	-	5
30.	Rando Lengcob	-	5
31.	Arlenda Lumigo	-	5
		TOTAL	114

Innovation 1: Use of Technology
Satellite Imagery, Geo-tagging, RFID inventory Mgt


BAMBOO ECOLOGIC

5206 Paylor Lane, Bradenton, FL 34240 USA

1-877-566-6867 info@bambooecologic.com

Satellite Imagery task order 1
Bukidnon Bamboo Economy / Identification of viable land area for planting

Whereas Bamboo Ecologic Corporation (BEC), located at 9030 58th Drive East, Suite 102, Lakewood Ranch, Florida, 34202 USA, wishes to execute a 2020 Giant Bamboo planting campaign of 130,000 plants, or roughly 650 hectares planted in Bukidnon,

Whereas BEC is working in collaboration with the Bukidnon Tagoloanon tribe, through its commercial arm "Buktamaco", to plant a first phase of 25 hectares as a pilot, and a subsequent phase of 150 hectares on their land, and Buktamaco has requested the help of automation to identify viable land areas for bamboo planting,

Whereas Dr Edgar Allan Po, a professor at the University of Science and Technology of Southern Philippines, has previously performed various analyses of Giant Bamboo in Mindanao and wishes to further collaborate with BEC in launching a bamboo economy in Mindanao,

Whereas Dr Edgar Allan Po has the requisite expertise and access to professional IT tools that allow him to perform satellite imagery analysis that is expected to be of utility in identifying viable land for bamboo planting,


Geo-tagged photo of newly validated bamboo
Claro M. Recto St, Malaybalay, Bukidnon, Philippines
Latitude 8.171381N
Longitude 125.132797E
LOCAL 08:10:42
GMT 00:10:42
WEDNESDAY 09.23.2020
ALTITUDE 674 METER
Claro M. Recto St, Malaybalay, Bukidnon, Philippines
Latitude 8.171668N
Longitude 125.132441E
LOCAL 08:06:56
GMT 00:06:56
WEDNESDAY 09.23.2020
ALTITUDE 679 METER
Claro M. Recto St, Malaybalay, Bukidnon, Philippines
Latitude 8.171583N
Longitude 125.132663E
LOCAL 08:08:28
GMT 00:08:28
WEDNESDAY 09.23.2020
ALTITUDE 672 METER

Use of Satellite Imagery to Identify Areas for Bamboo Plantation:
Bukidnon Umayamnon Tribe Kapoonan To Mga Datu (BUKDA) CADT Area

Edgar Allan Po, Ph.D.
Head, Precision Agriculture Smart Farming Center
University of Science and Technology of Southern Philippines

Introduction

The Bamboo Ecologic Corporation (BEC) is aggressively pursuing a program of re-forestation and afforestation using bamboo in the province of Bukidnon. This effort is geared up towards two fronts, namely the Voluntary Carbon Standard in support of its Climate Change initiative, and as part of its supply chain of value-added bamboo products. A huge hurdle encountered by the initiative is the difficulty of identifying areas where bamboo can be planted. A possible solution could be the use of satellite imageries collected on a 10-day interval at a spatial resolution of 10m provided by the Copernicus Sentinel program of the European Union. However, a 100 square meter minimum pixel size may not be practical in terms of identifying possible areas for bamboo production. For this engagement, LANDSAT 8 from the U.S. was used instead with a minimum pixel size of 900 square meter. LANDSAT repeats its orbit every 16 days. Due to the elevation of Bukidnon, specifically


Area Legend, hectares
1.0200 - 18.4020
18.4020 - 35.7840
35.7840 - 53.1660
53.1660 - 70.5480
70.5480 - 87.9300

Figure 2. Areas belonging to arbitrary group 13, with star corresponding to suitable areas indicated by BUKDA.


BUHITA
Google Earth
8° 12' 22.33" N
125° 4' 50.18" E


KADUMA
Google Earth
8° 12' 27.79" N
125° 5' 22.33" E

Table 1. Suitable areas for bamboo production as provided by BUKDA.

Spectral Signature*	ID	Area Supervisor	Location	Area, hectares	Latitude	Longitude
10	1	Datu Alvaro Salahag, Jr.	From Mansipit, Anlugan to Minsablayan, Iba	7	8.064213889	125.3323139
10	2	Datu Arturo Ampoeda	From Minsablayan, Iba to Alikaka, Iba	5	8.092813889	125.3273139
14	3	Bai Pricilla Agsab	From Alikaka, Iba to Bawang, Mainaga	15	8.163536111	125.331425
18	4	Bai Fernando Damaso	From Alikaka, Iba to Tagbakan River	25	8.098961111	125.3273139
17	5	Datu Pabling Pensahan	From Bawang, Mainaga to Minsab-a, Nalomosan	18	8.164205556	125.3305167
7	6	Datu Saturnino Haguilay	FromMinsab-a, Nalomo san to Indalasa	10	8.160938889	125.3158944
13	7	Datu Danso Alaki	From Lopok-lopok, Indalasa to Pinangampu-an	20	8.196869444	125.3409083

* Refers to portions of 20 arbitrary groups (numbered 0 through 19) identified through unsupervised classification as shown in Figures 1 through 5 in the

Table 2. Spectral signatures of areas identified by BUKDA as suitable to bamboo production

Spectral Signature	Area, hectares	% of Total BUKDA CADT*	# of "Parcels"
7	768.14	6.64	236
13	580.27	5.01	122
14	441.68	3.82	194
17	760.02	6.57	191
18	360.20	3.11	84
Grand Total	2,910.31	25.15	827

* BUKDA CADT has ~11571 hectares

Innovation 2: Establishment of BEC-funded Legal Hub to address all IP legal questions re land titles


NET MEETING
Zoom meeting with Bamboo Ecologic Corporation key personnel


Reserved
“KILALAHA” and “SAYUDA” PROCESS
BBC Malaybalay City, October 31, 2020





- Indigenous Populations controle over 40% of Mindanao land

- **Certificates of Ancestral Domain Titles** are equivalent to private land titles, but require further formalization before long term commitments can be formalized

- BEC teamed with Attorney Burt Estrada, foremost legal authority on IP matters, to establish a fast track government-approved process

- IP Self Governance is core concept